Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 10, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11604
Senior Loan and Limited Duration ETF Portfolio, Series 11
(the “Trust”)
CIK No. 2020844 File No. 333-280163

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, through the Trust's investment in the Funds, the Trust has principal risk exposure to covenant-lite loans, floating-rate securities, high-yield securities and investment grade securities.” The Staff notes this paragraph should focus on the types of investments the Trust will be exposed to, not the principal risk exposure of these investments. Accordingly, please delete the phrase “principal risk” from the above disclosure.

Response:In accordance with the Staff’s comment, “principal risk” will be removed from the above referenced disclosure.

Risk Factors

2.If the final portfolio of the Trust holds Funds that will employ leverage in their portfolios, please add appropriate risk disclosure.

Response: If, based on the Trust’s final portfolio, the Trust has exposure to Funds that employ leverage, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon